Exhibit 99.1
Grab Announces Update to its Board of Directors
SINGAPORE and NEW YORK, July 6, 2026 — Grab Holdings Limited (NASDAQ: GRAB) (“Grab” or the “Company”) today announced that Dara Khosrowshahi has stepped down from its Board of Directors (the “Board”), effective July 6, 2026.
Uber’s economic interest in Grab is unchanged by this Board transition.
With this change, the Board comprises six directors, of whom four are independent.